SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Rafael Aravot ——————————— Rafael Aravot Chairman of the Board and CEO

Date: August 4, 2005

Immediate Disclosure

Rosh Ha’ayin, Israel – August 4, 2005 RoboGroup T.E.K Ltd. (NASDAQ SmallCap: ROBO)

Notice is hereby given that the Company’s board of directors has resolved (on august 3, 2005) to voluntarily terminate the registration of the the Company’s shares under the Securities Exchange Act of 1934 and upon deregistration to delist from the NASDAQ SmallCap Market. In order to terminate the registration of its ordinary shares, the Company will file a Form 15 with the SEC thereby suspending its obligations for filing annual and other reports with the SEC. The Company intends to seek authorization from NASDAQ to maintain the listing of its shares on the NASDAQ SmallCap Market for the period of 90 days from the filing of the Form 15, or such shorter period until the deregistration of its shares becomes effective, and will undertake to continue file reports on a voluntary basis until delisting. The Company’s shares will continue to trade on the Tel Aviv Stock Exchange.

As part of the deregistration process, the Company’s board also resolved to file a post-effective amendment to its Registration Statement on Form F-2, which was filed with the SEC late last year (in connection with the Standby Equity Distribution Agreement between the Company and Cornell Capital Partners LP), in order to withdraw the unsold shares registered by that registration statement.

In its decision, the Company’s board resolved to authorize RoboGroup’s management to determine the exact timing for filing the Form 15 and to take all measures and acts required for the implementation of the deregistration and delisting process. Subject to SEC review, the Company anticipates completing the process within 90-days of the filing.

The Company’s plan to deregister and delist its ordinary shares was made after careful consideration by its board of directors, of the advantages and disadvantages of continuing its share registration in the United States and the rising costs and demands on management time arising in connection with SEC and NASDAQ compliance requirements. The Company’s board determined that continuing the Company’s listing on the NASDAQ SmallCap Market could not be justified, in light of the low trading volume of the Company’s shares on the SmallCap Market, the high costs and the continuous increase in the duties imposed on the Company and its officers as a result of recent legislation in the United States. The Company’s shares shall continue to trade on the Tel Aviv Stock Exchange and the Company will continue to issue periodic and other reports in accordance with the rules and regulations of the Israeli Securities Authority.

The Company’s board believes that the current burdens associated with being a “reporting company” under the 1934 Act, including the recent obligations arising under the provisions of the Sarbanes-Oxley Act of 2002 outweigh the advantages of being traded both in the US and in Israel. The board estimates that the deregistration and delisting will achieve a substantial reduction in the Company’s annual expenses associated with being a reporting company in the US. In the opinion of the Company’s board, the delisting and deregistration will benefit the Company and all of its shareholders, including its US shareholders, who will be able to continue to trade the Company’s shares on the Tel-Aviv Stock Exchange.

To the extent that this Immediate Disclosure discusses expectations about market conditions or about market acceptance and future sales of the Company’s products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company’s Annual Report on Form 20-F.